                                                                    EXHIBIT 99.1


                                                                   [CINRAM LOGO]

QUARTERLY REPORT

SECOND QUARTER 2005


         CINRAM REPORTS SECOND QUARTER RESULTS, APPOINTS TWO ADDITIONAL
                              INDEPENDENT DIRECTORS
            (All figures in U.S. dollars unless otherwise indicated)

Cinram International Inc. reported that revenue for the second quarter ended June 30, 2005, was up six percent to $449.6 million from $425.4 million in 2004. Net earnings for the quarter were $4.6 million, or $0.08 per share, down from $8.5 million or $0.15 per share in 2004.

"Despite the moderate increase in our production volumes, we generated $82 million of cash flow from operations in the second quarter and repaid $78 million of our long-term debt," said Cinram chief executive officer Isidore Philosophe. "As we enter the second half of the year, and benefit from increased capacity utilization due to historically stronger production volumes, we are confident in our ability to generate improved financial performance." added Philosophe.

Cinram generated second quarter earnings before interest, taxes and amortization (EBITA) of $75.9 million compared with $77.1 million in 2004, and earnings before interest and taxes (EBIT) of $19.4 million compared with $24.6 million in the second quarter of 2004.

For the six months ended June 30, 2005, Cinram reported consolidated revenue of $903.4 million, up from $887.6 million in 2004. The Company generated EBITA of $150.2 million in the first half of 2005 compared with $165.4 million in 2004, and EBIT of $37.9 million compared with $60.0 million in the six months ended June 30, 2004. In the first half of 2005, Cinram generated net earnings of $8.7 million, or $0.15 per diluted share, down from $23.4 million or $0.41 per diluted share in 2004.

INDUSTRY SEGMENTS
DVD sales were up ten percent in the second quarter to $219.4 million from $199.7 million in 2004, and up two percent in the first half of 2005 to $443.6 million from $433.2 million in 2004 as a result of organic revenue growth and the addition of new business from Twentieth Century Fox Home Entertainment in Europe. DVDs accounted for 49 percent of second quarter revenue compared with 47 percent in the comparable 2004 period. VHS video cassette sales were down 78 percent to $3.2 million from $14.3 million in the second quarter of 2004, and represented less than one percent of consolidated sales for the quarter.

Cinram's CD sales (audio and ROM) decreased 11 percent in the second quarter to $64.7 million from $73.0 million in the previous year period, principally due to a decline in CD-ROM sales, which was partially offset by the addition of new business from EMI in the United States. CDs (audio and ROM) accounted for 14 percent of Cinram's second quarter consolidated revenue, down from 17 percent in 2004. Audio cassette sales were down 39 percent to $1.7 million from $2.8 million in 2004.

Revenue from Ivy Hill, included in the Printing segment, was up five percent to $50.5 million from $48.2 million in 2004, in line with the increase in DVD sales. The Printing segment accounted for 11 percent of second quarter consolidated revenue consistent with 2004-second quarter results.

Distribution revenue increased 72 percent in the second quarter to $68.9 million from $40.1 million in 2004, and represented 15 percent of consolidated revenue up from ten percent in 2004. New European business from Twentieth Century Fox Home Entertainment, the acquisition of The Entertainment Network (acquired in July 2004) and increased DVD unit shipment volumes in the North America contributed to the significant increase in distribution revenue relative to the second quarter of 2004.

The Other segment, which includes Giant Merchandising Inc. and other non-core revenue, generated revenue of $41.1 million in the second quarter, down from $47.3 million in the prior year period. Revenue from the Other segment represented nine percent of second quarter consolidated sales compared with 11 percent in 2004.

GEOGRAPHIC SEGMENTS
North American revenue was up three percent in the second quarter to $340.6 million from $329.9 million in 2004 as a result of increased DVD unit shipments and distribution revenue, partially offset by a reduction in revenue from Giant Merchandising Inc., and lower VHS video cassette and CD-ROM sales. North American revenue represented 76 percent of consolidated sales in the second quarter, compared to 78 percent in 2004.

In Europe, second quarter revenue increased 14 percent to $109.0 million from $95.5 million in 2004, largely due to new business from Twentieth Century Fox Home Entertainment and the acquisition of The Entertainment Network. European revenue represented 24 percent of consolidated sales in the second quarter of 2005, up from 22 percent in 2004.

OTHER FINANCIAL HIGHLIGHTS
Second quarter gross profit margins declined to 17 percent from 19 percent in 2004 principally due to lower DVD selling prices, higher raw material costs and increased amortization expense. Amortization of capital assets increased to $39.0 million from $34.7 million in the second quarter of 2004 largely due to capital asset additions made in 2004.

Selling, general and administrative expenses were $39.2 million in the second quarter up from $38.5 million in the comparable 2004 period. For the first half, selling, general and administrative expenses were down six percent from 2004.

Interest expense for the quarter was $13.3 million compared with $13.2 million in the second quarter of 2004 as lower debt balances were offset by rising floating interest rates.

Cinram generated cash flow from operations of $82.4 million in the second quarter compared with $28.8 million in the corresponding period last year principally as a result of a non-cash working capital inflow of $21.2 million compared with an outflow of $31.8 million in 2004.

The Company paid $14.9 million for capital assets in the second quarter primarily for DVD and distribution equipment.

The Company made net long-term debt repayments of $55.9 million during the first half of 2005 and its long-term debt balance at June 30, 2005, was $802.4 million. Cinram also made long-term debt prepayments of $21.2 million subsequent to the quarter end, and its current debt balance is $781.2 million.

APPOINTMENT OF TWO ADDITIONAL INDEPENDENT DIRECTORS
Cinram is pleased to announce the appointment of Robert B. Jamieson and Michael
P. Sherman to its Board of Directors.

"Robert and Michael bring several decades of varied experience to our Board that will add a fresh and unique perspective on the business," said Henri A. Aboutboul, non-executive chairman of Cinram's Board of Directors. "Their presence as independent directors also builds on Cinram's ongoing commitment to improving its corporate governance practices."

Robert B. Jamieson is a well-known leader in the entertainment industry with more than 30 years of experience and exceptional knowledge of domestic and international markets. Mr. Jamieson started his career as a management trainee with CBS Records (now Sony Records) in the late 1960s where he was promoted to a number of progressively senior positions. He went on to occupy domestic and international senior management roles with CBS Records (now Sony Records), PolyGram, BMG and RCA Music Group. Mr. Jamieson was most recently chairman and chief executive officer of BMG North America. Robert B. Jamieson attended the Executive MBA program at Columbia University and holds a Bachelor of Science in marketing from Babson College.

Michael P. Sherman has been active in the direct marketing industry for more than 20 years. In 2002, he founded Crosstown Traders, Inc., a direct marketing business. Before founding Crosstown Traders, Mr. Sherman was president of Fingerhut Companies, a division of Federated Department Stores. In 2002, Mr. Sherman served as chairman of the Board of Directors of the Direct Marketing Association, a 5,200 member worldwide trade association representing the direct marketing and interactive industries. Mr. Sherman has also occupied several management positions at Hanover Direct, Horn and Hardart, and Joseph E. Seagram & Sons, Inc. Mr. Sherman started his career practicing corporate and securities law in New York City. He is a member of the Bars of New York and New Jersey and holds an undergraduate degree from Syracuse University and a JD degree from Rutgers, The State University of New Jersey.

UPDATE ON POSSIBLE CONVERSION TO INCOME TRUST TYPE STRUCTURE
As announced on April 25, 2005, the Board of Directors authorized management to study the viability of converting the Company into an income trust type structure. The Company is continuing to study the matter and has engaged legal, financial and tax advisors who are assisting it in that process.

SHARE VOLUME DATA
For the second quarter ended June 30, 2005, the basic weighted average number of Cinram shares outstanding was 57.2 million compared with 56.6 million in 2004. For the six months ended June 30, 2005, the basic weighted average number of Cinram shares outstanding was 57.0 million compared with 56.4 million in 2004.

DIVIDEND
The Board of Directors has declared a quarterly dividend of C$0.03 per share, payable on September 30, 2005, to the shareholders of record at the close of business on September 15, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2005 and 2004


AUGUST 4, 2005
This interim management's discussion and analysis (MD&A) should be read in conjunction with the MD&A in Cinram's Annual Report for the year ended December 31, 2004. Where we say "we," "us," or the "Company," we mean Cinram International Inc. and its subsidiaries. External economic and industry factors remain substantially unchanged, unless otherwise stated.

FORWARD-LOOKING STATEMENTS
Certain statements contained in this management's discussion and analysis, and elsewhere in this quarterly report, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management's discussion and analysis. For a complete list of risks and uncertainties, please consult the Company's annual information form filed with Canadian securities commissions, available on www.sedar.com.

Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this quarterly report with the understanding that the Company's actual future results may be materially different from what we expect. These cautionary statements expressly qualify all forward-looking statements attributable to Cinram.

NON-GAAP FINANCIAL MEASURES
EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the Company's industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table below.

EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the Company's industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table below.

We use EBIT and EBITA as a benchmark for measuring operating performance and for our lending arrangements.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

-----------------------------------------------------------------------------------
                                        Three months            Six months ended
                                        ended June 30               June 30
(unaudited, in thousands of         ---------------------     ---------------------
U.S. dollars)                         2005         2004         2005         2004
-----------------------------------------------------------------------------------
EBITA                               $ 75,896     $ 77,072     $150,222     $165,439
-----------------------------------------------------------------------------------
Amortization of capital assets      $ 38,987     $ 34,739     $ 77,124     $ 68,139

Amortization of intangible assets
and deferred
financing fees                      $ 17,525     $ 17,690     $ 35,201     $ 37,322
-----------------------------------------------------------------------------------
EBIT                                $ 19,384     $ 24,643     $ 37,897     $ 59,978
-----------------------------------------------------------------------------------
Interest expense                    $ 13,269     $ 13,213     $ 26,383     $ 26,640

Investment income                   $   (169)    $   (734)    $   (459)    $   (886)

Income taxes                        $  1,700     $  3,687     $  3,314     $ 10,775
-----------------------------------------------------------------------------------
NET EARNINGS                        $  4,584     $  8,477     $  8,659     $ 23,449
-----------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2005 and 2004

1.  ABOUT OUR BUSINESS
Cinram International Inc. (Cinram or the Company) manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, music cassettes and CD-ROMs, for motion picture studios, music labels, publishers and computer software companies in North America and Europe. We also manufacture print components for the entertainment industry.

In 2003, Cinram became the world's largest pre-recorded optical disc replicator with the acquisition of Time Warner Inc.'s DVD and CD manufacturing, distribution, printing and screen-printing entertainment merchandising businesses (the Acquisition or the Acquired Businesses). Along with the Acquisition, Cinram also signed exclusive, long-term manufacturing and distribution agreements with Warner Home Video and Warner Music Group in North America and Europe, and with New Line Home Entertainment, Inc. in North America (the Time Warner Agreements).

We operate four primary business segments: Home Video, Audio/ROM, Printing and Distribution. Our Home Video segment consists primarily of the replication/duplication of DVDs and VHS video cassettes, including new releases and catalog titles. Our Audio/ROM segment consists primarily of the replication/duplication of audio CDs, CD-ROMs and audio cassettes. Our Printing segment manufactures printing and packaging components for the home entertainment industry including the artwork that is inserted into DVD and CD packaging, custom box sets and point-of-purchase merchandise displays, through our wholly-owned subsidiary, Ivy Hill Corporation (Ivy Hill). Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services primarily for our home video customers. Revenue from our remaining operations is included in 'Other,' which is principally made up of Giant Merchandising Inc. (Giant), the screen-printing entertainment merchandising business we purchased through the Acquisition.

Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment (Fox),
Metro-Goldwyn-Mayer Home Entertainment (MGM), Artisan Entertainment/Lions Gate, Alliance Atlantis and EMI Group plc (EMI).


2.  SECOND QUARTER 2005 PERFORMANCE
Revenue in the second quarter of 2005 increased to $449.6 million from $425.4 million in 2004 due to higher distribution and DVD revenue, principally as a result of new business from Fox and the acquisition of The Entertainment Network in Europe as well as increased demand for DVDs in North America. Revenue for the six months ended June 30, 2005, increased to $903.4 million from $887.6 million in 2004 due to new business from Fox and the acquisition of The Entertainment Network in Europe, and EMI in the United States.

KEY PERFORMANCE METRICS

----------------------------------------------------------------------------------
                                        Three months              Six months
                                       ended June 30             ended June 30
(in thousands of U.S. dollars,     ---------------------     ---------------------
except per share data)               2005         2004         2005         2004
----------------------------------------------------------------------------------
Revenue                            $449,586     $425,411     $903,404     $887,648
EBITA                              $ 75,896     $ 77,072     $150,222     $165,439
EBIT                               $ 19,384     $ 24,643     $ 37,897     $ 59,978
Net earnings                       $  4,584     $  8,477     $  8,659     $ 23,449
Basic earnings per share           $   0.08     $   0.15     $   0.15     $   0.42
Diluted earnings per share         $   0.08     $   0.15     $   0.15     $   0.41
----------------------------------------------------------------------------------


Earnings before interest taxes, taxes and amortization (EBITA) were $75.9 million compared with $77.1 million in the second quarter of 2004, and EBITA margins as a percentage of revenue declined to 17% from 18% in the second quarter of 2004 due to lower selling prices. Correspondingly, we recorded lower EBITA margins of 17% in the first half of 2005 compared with 19% in 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2005 and 2004

In the first half of 2005, we recorded an expense of $3.9 million under unusual items related to the April closure of a printing facility in Amityville, New York, as well as a $5.7 million reduction in cost of goods sold as a result of the settlement of a patent dispute.


3.  SEGMENTED RESULTS

3.1. INDUSTRY SEGMENTS REVENUE

---------------------------------------------------------------------------------------------------
                        Three months ended June 30                   Six months ended June 30
(in thousands    --------------------------------------      --------------------------------------
of U.S. dollars)     2005                  2004                  2005                  2004
---------------------------------------------------------------------------------------------------
Home Video       $222,600     50%      $213,961     50%      $453,875     50%      $466,488     53%
Audio/ROM          66,458     15%        75,802     18%       141,209     16%       146,444     16%
Printing           50,528     11%        48,192     11%       102,380     11%       112,501     13%
Distribution       68,916     15%        40,137     10%       128,770     14%        70,976      8%
Other              41,084      9%        47,319     11%        77,170      9%        91,239     10%
---------------------------------------------------------------------------------------------------
Total            $449,586    100%      $425,411    100%      $903,404    100%      $887,648    100%
---------------------------------------------------------------------------------------------------


     3.1.1.  HOME VIDEO
     In the second quarter, revenue from the Home Video segment was up 4% to $222.6 million from $214.0 million in 2004, and accounted for 50% of consolidated revenue, on par with 2004. Revenue from the Home Video segment however was down 3% in the first half relative to 2004, as increased DVD sales were more than offset by a decline in VHS video cassette shipments.

     DVD revenue increased 10% to $219.4 million from $199.7 million in the second quarter of 2004 as a result of higher unit shipments, offset by lower selling prices. The lower selling prices were partially offset by price increases for raw material pass-throughs. DVD sales however remained our major source of revenue, representing 49% of consolidated revenue for the second quarter up from 47% last year. In the first half, DVD revenue was up 2% to $443.6 million from $433.2 million in 2004. DVD revenue accounted for 49% of consolidated sales in the first half of both 2005 and 2004. VHS video cassette revenue was down 78% in the second quarter to $3.2 million from $14.3 million in 2004, reflecting lower consumer demand for VHS video cassettes and a preference for the DVD format. Likewise, VHS video cassette revenue was down 69% in the first half of 2005 relative to 2004 to $10.3 million from $33.3 million. VHS video cassette sales represented approximately 1% of consolidated sales in the second quarter and first half of 2005 compared with 3% and 4%, respectively, in the previous year.

     3.1.2.  AUDIO/ROM
     Revenue from the Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) was down 12% in the second quarter to $66.5 million from $75.8 million in 2004 as the increase in audio CD unit shipments due to the addition of the EMI business in the United States was more than offset by a steep decline in CD-ROM shipments in both North America and Europe. Similarly, revenue from the Audio/ROM segment was down 4% in the first half to $141.2 million from $146.4 million in 2004.

     Second quarter audio CD revenue was down 1% to $58.2 million from $58.9 million in 2004, but increased 8% in the first half relative to 2004 with the addition of the EMI business in the United States. Second quarter CD-ROM revenue decreased 54% to $6.5 million from $14.1 million in the comparable 2004 period, while CD-ROM revenue was down 47% to $14.0 million in the first half of 2005 from $26.1 million in 2004. Audio cassette revenue decreased 39% in

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2005 and 2004


     the second quarter to $1.7 million from $2.8 million in 2004, and down 44% in the first half of 2005 to $3.4 million from $6.1 million in the previous year.

     The Audio/ROM segment represented 15% of consolidated sales in the second quarter compared with 18% in 2004, and 16% of consolidated sales in the first half of both 2004 and 2005.

     3.1.3.  PRINTING
     Second quarter printing revenue was up 5% to $50.5 million from $48.2 million in 2004, in line with growth in the Home Video segment. In the first half of 2005, printing revenue was down 9% to $102.4 million from $112.5 million, principally as a result of weaker first quarter sales driven by the seasonality of our customers' release schedules as well as the impact of the change in packaging mix. The Printing segment accounted for 11% of consolidated sales in the second quarter of 2005, on par with the second quarter of 2004 and first half of 2005. In the first half of 2004, printing revenue accounted for 13% of consolidated sales.

     3.1.4.  DISTRIBUTION
     Distribution revenue was up 72% in the second quarter, to $68.9 million from $40.1 million in 2004. In the first half, distribution revenue increased 81% to $128.8 million from $71.0 million in 2004. The significant increase in distribution revenue reflects the implementation of the new Fox agreement in Europe as well as revenue from The Entertainment Network in the United Kingdom (acquired in July 2004). We also distributed more units in North America in the second quarter and first half of 2005 than in corresponding 2004 periods. Distribution accounted for 15% of consolidated revenue in the second quarter up from 10% in 2004. In the first half of 2005, distribution revenue represented 14% of consolidated sales up from 8% in 2004.

     3.1.5.  OTHER
     Giant Merchandising generated revenue of $36.4 million in the second quarter down 18% from $44.3 million in 2004. In the first half of 2005, revenue from Giant Merchandising was down 14% to $67.2 million from $78.0 million in 2004. Revenue from other non-core activities increased to $4.7 million in the second quarter from $3.0 million in 2004. In the first half, revenue from non-core activities declined to $10.0 million from $13.2 million in 2004. These activities include authoring and other pre-production services, information technology, the sale of components, stampers and digital linear tapes.

     Revenue from the Other segment represented 9% of consolidated second quarter revenue, compared with 11% in 2004. In the first half, the Other segment accounted for 9% of consolidated revenue compared with 10% in 2004.

3.2. GEOGRAPHIC SEGMENTS REVENUE

     3.2.1.  NORTH AMERICA
     North American revenue was up 3% in the second quarter to $340.6 million from $329.9 million in 2004 principally due to higher DVD and distribution sales, which were offset in part by lower VHS video cassette sales, merchandising revenue and CD-ROM sales. In the first half, North American revenue was down 3% to $692.3 million from $711.5 million as higher distribution and audio CD revenues were offset by a sharp decline in VHS video cassette sales, lower printing, merchandising and CD-ROM revenue.

     Second quarter DVD revenue was up 13% to $163.8 million from $145.1 million in 2004 as a result of higher volume. The year-over-year decline in DVD selling prices was partially offset by price increases resulting from raw material pass-throughs. DVD revenue was $337.6 million

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2005 and 2004


     in the first half of 2005 compared with $337.5 million in 2004. Second quarter VHS video cassette sales fell 85% to $1.4 million from $9.1 million in 2004. VHS video cassette revenue was also down in the first half, declining 72% to $6.6 million from $23.4 million in 2004.

     With the addition of the EMI business in the United States and an increase in audio CD selling prices resulting from raw material pass-through clauses in certain contracts, audio CD sales increased 5% to $40.7 million from $38.8 million in the second quarter of 2004. Audio CD sales were up 13% in the first half to $85.1 million from $75.2 million in 2004. Conversely, CD-ROM sales were down 63% to $3.6 million from $9.6 million, and down 57% to $7.3 million from $16.9 million for the second quarter and first half of 2005, respectively. Second quarter audio cassette sales decreased to $1.6 million from $2.4 million in 2004. Audio cassette sales for the first half were down 41% to $3.0 million from $5.1 million in 2004.

     Second quarter printing revenue was up 5% to $50.5 million from $48.2 million in 2004, in line with growth in the Home Video segment. In the first half of 2005, printing revenue was down 9% to $102.4 million from $112.5 million, principally as a result of weaker first quarter sales driven by the seasonality of our customers' release schedules as well as the impact of a change in packaging mix.

     Distribution revenue increased 24% in the second quarter to $40.7 million from $32.7 million in 2004 due to an increase in unit shipments. In the first half, distribution revenue was up 42% to $79.6 million from $56.0 million in the corresponding 2004 period.

     Giant Merchandising generated revenue of $36.4 million in the second quarter down 18% from $44.3 million in 2004. In the first half of 2005, revenue from Giant Merchandising was down 14% to $67.2 million from $78.0 million in 2004. Revenue from other non-core activities was $1.9 million in the second quarter. In the first half, revenue from non-core activities declined to $3.5 million from $6.9 million in 2004. These activities include authoring and other pre-production services, information technology, the sale of components, stampers and digital linear tapes.

     North America accounted for 76% and 77% of second quarter and first half consolidated revenue, respectively, down from 78% and 80% in 2004, due to the relative increase in European revenue from new customer contracts and the acquisition of The Entertainment Network in the United Kingdom.

     3.2.2.  EUROPE
     European revenue increased 14% in the second quarter to $109.0 million from $95.5 million in 2004 as a result of a significant increase in distribution revenue due in part to the acquisition of The Entertainment Network in the United Kingdom and increased DVD unit shipments, which were partially offset by lower VHS video cassette, CD, CD-ROM and audio cassettes sales. In the first half, European revenue was up 20% to $211.1 million from $176.1 million in 2004.

     Second quarter DVD revenue increased 2% to $55.6 million from $54.6 million in 2004. In the first half of 2005, DVD revenue increased 11% to $106.0 million from $95.7 million in line with increased production volumes primarily related to the addition of the Fox business. In contrast, VHS video cassette revenue declined 65% in the second quarter to $1.8 million from $5.2 million in 2004, and was down 63% to $3.7 million in the first half of 2005 from $9.9 million in the comparable 2004 period.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2005 and 2004

     Revenue from audio CD sales was down 13% from the prior year quarter to $17.5 million from $20.1 million, and was down 1% in the first half to $38.7 million from $39.0 million in 2004. CD-ROM sales were also down in the second quarter and first half of 2005, to $2.9 million from $4.5 million in 2004, and to $6.6 million from $9.3 million in 2004, respectively. Second quarter audio cassette sales were $0.2 million compared with $0.4 million in 2004. In the first half, audio cassette sales decreased to $0.4 million from $1.0 million in 2004.

     Distribution revenue increased 281% in the second quarter to $28.2 million from $7.4 million in 2004 as a result of the contribution of The Entertainment Network in the United Kingdom, combined with increased business from Fox in Europe resulting from the contract win during the second half of last year. Accordingly, distribution revenue was up 228% in the first half to $49.2 million from $15.0 million in 2004.

     Other revenue from non-core activities decreased to $2.8 million in the second quarter but increased to $6.5 million in the first half, from $3.3 million and $6.2 million, respectively, in 2004.

     As a percentage of consolidated sales, European revenue increased to 24% from 22% in the second quarter of 2004 as a result of the increase in revenue from new customer contracts in Europe and the contribution of The Entertainment Network in the United Kingdom. In the first half, European revenue represented 23% of consolidated sales, up from 20% in 2004.


4.  GROSS PROFIT
Gross profit for the second quarter was $76.1 million down from $80.9 million last year. As a percentage of consolidated revenue, gross profit decreased to 17% in the second quarter from 19% in the corresponding 2004 period. The decline in gross profit margins was principally attributable to lower DVD selling prices, higher raw material costs and increased amortization expense. In the first half of 2005, gross profit was down 14% to $152.0 million from $177.5 million, and gross profit margins decreased to 17% from 20% in 2004.

The amortization expense from capital assets increased to $39.0 million during the second quarter of 2005 from $34.7 million in the prior year, principally as a result of the significant capital additions we made during the last year. In the first half of 2005, amortization of capital assets increased to $77.1 million from $68.1 million in 2004.

We record royalty charges for the use of third party replication technologies. We record these amounts as incurred, based on sales of our products. At each balance sheet date, we record our best estimate of the royalties payable based on contractual arrangements and management's best estimate for non-contractual amounts. The royalty provision is recorded as a cost of goods sold at the time of shipment. During the first half of 2005, we recorded a reduction of $5.7 million in cost of goods sold as the result of the settlement of a patent dispute.


5.  AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES
Amortization of intangible assets and deferred financing fees was $17.5 million in the second quarter of 2005 compared with $17.7 million in 2004. In the first half 2005, amortization of intangible assets and deferred financing fees was $35.2 million compared with $37.3 million, as the prior year amount included amortization of cross-licensing agreements related to the Acquisition, which was fully amortized by the end of 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2005 and 2004


6.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses increased to $39.2 million in the second quarter from $38.5 million in the comparable 2004 period. In the first half, selling, general and administrative expenses decreased to $75.0 million from $80.2 million in 2004, as our compensation expense is tied in part to the company's financial performance. Accordingly, we recorded a lower compensation expense in the first half of 2005 relative to 2004 given the seasonality of the business and lower first half results relative to last year.

As a percentage of sales, selling, general and administrative expenses were 9% in the second quarter of 2005 in line with 2004. For the first half, selling, general and administrative expenses were 8% of consolidated sales, down from 9% in 2004.


7.  UNUSUAL ITEM
During the first half of 2005, we formulated an exit plan to shut down an Ivy Hill printing facility located in Amityville, New York. The facility ceased production in April 2005. The exit plan was finalized in March 2005, and termination notices were given in April 2005 to all 102 employees. As a result, contractual severance and other employee related costs amounting to $3.9 million were recorded as an unusual item in our Printing segment in March 2005. Approximately $1.4 million has been paid during the quarter ended June 30, 2005 in connection with the closure of the facility, and the Company anticipates making the majority of the remaining employee-related payments by the end of fiscal 2005.


8.  INTEREST EXPENSE
Interest expense for the quarter was $13.3 million compared with $13.2 million in the second quarter of 2004, as the London Interbank Offered Rate (LIBOR) that applies to the floating portion of our long-term debt increased steadily over the last year. This was partially offset by a lower debt balance. The average interest rate on our long-term debt for the quarter was approximately 6.1% compared with approximately 5.2% in the second quarter of 2004.


9.  INVESTMENT INCOME
Investment income decreased to $0.2 million from $0.7 million in the second quarter of 2004 as a result of lower cash balances in 2005. In the first half of 2005, investment income also decreased, to $0.5 million from $0.9 million in 2004, due to lower cash balances.


10. INCOME TAXES
Our effective tax rate for the second quarter of 2005 was 27.1% compared with 30.3% in the corresponding 2004 quarter as a result of lower tax rates in jurisdictions where we generate the majority of our pre-tax earnings. In the first half of 2005, our effective tax rate was 27.7% compared with 31.5% in 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2005 and 2004

11. LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

---------------------------------------------------------------------------------------------
                                                Three months                 Six months
                                                ended June 30              ended June 30
                                           ----------------------      ----------------------
(in thousands of U.S. dollars)                2005          2004         2005          2004
---------------------------------------------------------------------------------------------
Cash flow from operating activities        $ 82,375      $ 28,791      $ 83,067      $ 58,439
Cash flow used in financing activities     $(78,477)     $(72,388)     $(55,090)     $(94,063)
Cash flow used in investing activities     $(10,479)     $(16,634)     $(34,104)     $(45,992)
---------------------------------------------------------------------------------------------

We generated cash flow from operations of $82.4 million in the second quarter compared with $28.8 million in the corresponding period last year principally as a result of a non-cash working capital inflow of $21.2 million compared with an outflow of $31.8 million in 2004. In the first half of 2005, we generated cash flow from operations of $83.1 million compared with $58.4 million despite significantly lower net earnings as non-cash working capital outflows totaled $38.2 million compared with $70.6 million in 2004.

During the first quarter of 2005, the payment terms for one of our major customers were extended resulting in higher receivable balances compared to the prior year. As the Company's collections increased in the second quarter, we realized working capital inflows. In comparison, the outflows in non-cash working capital in the first half 2004 were primarily the result of a purchase price adjustment related to the Acquisition.

Cash outflows from financing activities were $78.5 million in the second quarter and $55.1 million in the first half of 2005, compared with outflows of $72.4 million and $94.1 million in 2004, respectively. During the first half of 2005, we reduced our long-term debt position by $55.9 million. We borrowed $39.0 million from our revolving credit facility in the first quarter of 2005 to finance capital spending and working capital requirements; however, we made debt repayments of $94.9 million during the first half of 2005.

As of June 30, 2005, our net debt position (long-term debt, including the current portion, less cash and cash equivalents) decreased to $768.8 million from $816.6 million at December 31, 2004. Subsequent to June 30, 2005, we prepaid an additional $21.2 million of long-term debt, previously due on September 30, 2005, and December 31, 2005.

We paid $14.9 million for capital assets in the second quarter of 2005, principally for DVD and distribution equipment. In the first half of 2005, we paid $48.1 million for capital assets compared with $52.3 million in 2004.

We had a cash balance of $33.7 million and total assets of $1,874.0 million at June 30, 2005, compared with $41.8 million and $2,097.0 at December 31, 2004, respectively. The reduction in total assets was attributable to seasonality in our accounts receivables, as well as amortization of capital assets, intangible assets, and deferred financing fees.

Our contractual obligations are substantially the same as those disclosed in our 2004 annual report.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2005 and 2004

   11.1.  CAPITAL STOCK AND DIVIDENDS
   At June 30, 2005, we had 57.3 million common shares issued and outstanding. The Company also had 1.3 million common share stock options outstanding at June 30, 2005, of which 1.1 million were exercisable. On August 4, 2005, Cinram's Board of Directors declared a C$0.03 per share cash dividend payable on September 30, 2005, to the shareholders of record at the close of business on September 15, 2005.


12. EARNINGS
Our net earnings for the second quarter were $4.6 million compared with $8.5 million last year. On a per share basis, we reported net earnings of $0.08 in the second quarter of 2005, compared with $0.15 in the comparable 2004 period. We recorded net earnings of $0.15 in the first half of 2005 compared with $0.42 ($0.41 on a diluted basis) in 2004 principally due to a decline in gross profit margins caused by lower selling prices and increased capital assets amortization.


13. RELATED PARTY TRANSACTIONS
The related party transactions are substantially the same as those disclosed in our 2004 annual report.


14. SUMMARY OF QUARTERLY RESULTS
Cinram's annual and quarterly operating results vary significantly from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Since most large-scale home video releases are clustered around the holidays (American Thanksgiving and Christmas), and since this period is the busiest shopping season of the year, we typically experience stronger manufacturing volumes and record higher revenue and earnings in the fourth quarter.

The seasonality of our business can also cause our capacity utilization to vary throughout the year. Although we have made significant investments in our DVD capacity over the past three years to accommodate our growing customer requirements and to handle peaks in demand, the shift of a particular release or the timing of the arrival of a master can affect our manufacturing schedule and influence our outsourcing decisions. We generate lower profit margins on units that are offloaded to a third party.


--------------------------------------------------------------------------------------------
(in thousands of               Revenue                               Net Earnings
U.S. dollars)      --------------------------------      -----------------------------------
Quarter              2005        2004         2003         2005          2004         2003
--------------------------------------------------------------------------------------------
First              $453,818    $462,237     $130,261      $4,075       $14,972        $7,297
Second             $449,586     425,411      137,812      $4,584         8,477         8,340
Third                           494,772      147,229                    17,822        13,833
Fourth                          644,218      411,591                    34,553        23,550
--------------------------------------------------------------------------------------------
Year                         $2,026,638     $826,893                   $75,824       $53,020
--------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------
                         Basic earnings per share             Diluted earnings per share
(in U.S. dollars)     ------------------------------      ----------------------------------
Quarter               2005        2004         2003         2005         2004          2003
--------------------------------------------------------------------------------------------
First                 $0.07       $0.27        $0.13        $0.07        $0.26         $0.13
Second                $0.08        0.15         0.15        $0.08         0.15          0.15
Third                              0.31         0.25                      0.31          0.24
Fourth                             0.61         0.42                      0.60          0.42
--------------------------------------------------------------------------------------------
Year                              $1.34        $0.95                     $1.32         $0.94
--------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2005 and 2004



15.  RISKS AND UNCERTAINTIES
The risks and uncertainties we face are substantially the same as those disclosed in our filings with Canadian securities commissions, which are available on www.sedar.com, and are herein incorporated by reference and remain substantially unchanged.

                                                                   [CINRAM LOGO]


INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

----------------------------------------------------------------------------------------
                                                              JUNE 30
                                                            (UNAUDITED)      December 31
                                                               2005             2004
----------------------------------------------------------------------------------------
Assets
CURRENT ASSETS:
  Cash and cash equivalents                                 $   33,660       $   41,789
  Accounts receivable                                          441,013          518,216
  Income taxes recoverable                                      12,103            8,356
  Inventories                                                   57,672           56,861
  Prepaid expenses                                              12,988           26,573
  Future income taxes                                           22,835           22,872
----------------------------------------------------------------------------------------
                                                               580,271          674,667

Capital assets                                                 633,424          706,360
Goodwill                                                       330,445          328,393
Intangible assets                                              274,629          315,247
Deferred financing fees                                         21,397           24,344
Other assets                                                    22,697           36,218
Future income taxes                                             10,673           11,804
----------------------------------------------------------------------------------------
                                                            $1,873,536       $2,097,033
========================================================================================

Liabilities and Shareholders' Equity

CURRENT LIABILITIES:
  Accounts payable                                          $  132,470       $  213,876
  Accrued liabilities                                          314,172          377,323
  Current portion of long-term debt (Note 2)                    71,865           71,509
  Current portion of obligations under capital leases              715              850
----------------------------------------------------------------------------------------
                                                               519,222          663,558

Long-term debt (Note 2)                                        730,554          786,834
Obligations under capital leases                                 3,722            4,603
Other long-term liabilities                                     59,962           62,778
Future income taxes                                             86,065           93,069

SHAREHOLDERS' EQUITY:
  Capital stock (Note 3)                                       173,401          170,145
  Contributed surplus                                            4,508            4,145
  Retained earnings                                            246,263          240,367
  Foreign currency translation adjustment                       49,839           71,534
----------------------------------------------------------------------------------------
                                                               474,011          486,191
----------------------------------------------------------------------------------------
                                                            $1,873,536       $2,097,033
========================================================================================

See accompanying notes to interim consolidated financial statements.

                                                                   [CINRAM LOGO]


INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share amounts)


---------------------------------------------------------------------------------------------
                                             Three months ended           Six months ended
                                                   June 30                    June 30
                                           ----------------------      ----------------------
                                             2005          2004          2005          2004
---------------------------------------------------------------------------------------------
Revenue                                    $449,586      $425,411      $903,404      $887,648
Cost of goods sold                          373,444       344,557       751,433       710,188
---------------------------------------------------------------------------------------------
Gross profit                                 76,142        80,854       151,971       177,460
Selling, general and administrative
  expenses                                   39,233        38,521        75,009        80,160
Amortization of intangible assets and
  deferred financing fees                    17,525        17,690        35,201        37,322
Unusual items (Note 4)                           --            --         3,864            --
---------------------------------------------------------------------------------------------
Earnings before the undernoted               19,384        24,643        37,897        59,978
Interest on long-term debt                   13,155        13,035        26,131        25,938
Interest on capital leases                       76            86           159           176
Other interest                                   38            92            93           526
Investment income                              (169)         (734)         (459)         (886)
---------------------------------------------------------------------------------------------
Earnings before income taxes                  6,284        12,164        11,973        34,224
---------------------------------------------------------------------------------------------
Income taxes                                  1,700         3,687         3,314        10,775
---------------------------------------------------------------------------------------------
Net earnings                                  4,584         8,477         8,659        23,449
---------------------------------------------------------------------------------------------
Retained earnings, beginning of period      243,056       183,501       240,367       172,564
Effect of a change in accounting policy
  related to stock-based
  compensation                                   --            --            --        (2,759)
Dividends declared                           (1,377)       (1,257)       (2,763)       (2,533)
---------------------------------------------------------------------------------------------
Retained earnings, end of period           $246,263      $190,721      $246,263      $190,721
=============================================================================================
Earnings per share (Note 6):
  Basic                                    $   0.08      $   0.15      $   0.15      $   0.42
  Diluted                                  $   0.08      $   0.15      $   0.15      $   0.41
---------------------------------------------------------------------------------------------
Weighted average number of shares
  outstanding (in thousands) (Note 6):
  Basic                                      57,195        56,600        57,027        56,376
  Diluted                                    57,826        57,568        57,621        57,376
=============================================================================================


See accompanying notes to interim consolidated financial statements.

                                                                   [CINRAM LOGO]


INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of U.S. dollars)


----------------------------------------------------------------------------------------------------
                                                          Three months              Six months
                                                         ended June 30             ended June 30
                                                     ---------------------     ---------------------
                                                        2005         2004         2005        2004
----------------------------------------------------------------------------------------------------
Cash provided by (used in):
OPERATIONS:
Net earnings                                         $  4,584     $  8,477     $  8,659     $ 23,449
Items not involving cash:
  Amortization                                         56,512       52,429      112,325      105,461
  Non-cash stock-based compensation (Note 3)              134          486          363          807
  Gain on disposition of capital assets                  (100)        (811)         (72)        (662)
Change in non-cash operating working capital
  (Note 7)                                             21,245      (31,790)     (38,208)     (70,616)
----------------------------------------------------------------------------------------------------
                                                       82,375       28,791       83,067       58,439

FINANCING:
Increase in long term debt                                 --           --       39,000           --
Repayment of long-term debt                           (78,211)     (72,697)     (94,924)     (96,499)
Decrease in obligations under capital leases             (176)        (232)        (426)      (1,367)
Issuance of common shares                                 925        1,786        3,256        6,935
Increase (decrease) in other long-term liabilities        362           12          767         (599)
Dividends paid                                         (1,377)      (1,257)      (2,763)      (2,533)
----------------------------------------------------------------------------------------------------
                                                      (78,477)     (72,388)     (55,090)     (94,063)

INVESTMENTS:
Transaction costs relating to Acquired
  businesses                                               --           --           --         (890)
Purchase of capital assets                            (14,854)     (17,774)     (48,140)     (52,321)
Proceeds on disposition of capital assets                 405          111          578        1,214
Decrease in other assets                                3,970        1,029       13,458        6,005
----------------------------------------------------------------------------------------------------
                                                      (10,479)     (16,634)     (34,104)     (45,992)
Foreign exchange loss on cash held in foreign
  currencies                                             (339)        (494)      (2,002)      (2,989)
----------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                  (6,920)     (60,725)      (8,129)     (84,605)
Cash and cash equivalents, beginning of period         40,580      229,943       41,789      253,823
----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period             $ 33,660     $169,218     $ 33,660     $169,218
====================================================================================================
Supplemental cash flow information:
  Interest paid                                      $ 11,362     $ 11,020     $ 25,602     $ 26,852
  Income taxes paid                                     5,769       23,630        9,066       25,333
====================================================================================================


See accompanying notes to interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

     These interim unaudited consolidated financial statements include the accounts of Cinram International Inc. (the "Company") and its wholly owned subsidiaries.

     These interim unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements and, accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2004.

     The interim unaudited consolidated financial statements reflect all adjustments which are necessary, in the opinion of management, to fairly present the financial position of the Company as of June 30, 2005, and 2004, and the results of its operations and cash flows for the three and six-month periods then ended.

     The Company's business follows a seasonal pattern, whereby pre-recorded multimedia sales are traditionally higher in the third and fourth quarters than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate share of total revenue is typically earned in the third and fourth quarters. The business seasonality results in performance for the first six months ended June 30, 2005, that is not necessarily indicative of performance for the balance of the year.

     The interim unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in Note 1 to the December 31, 2004, audited consolidated financial statements.

     Certain 2004 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2005.

     USE OF ESTIMATES:
     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for volume rebates, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets and the recoverability of capital assets and long-lived assets. Royalty charges are incurred as a result of the use of third party replication technologies. The Company records these amounts as incurred, based on the sale of the Company's product. Accordingly, at each balance sheet date, the Company records its best estimate of the royalties payable based on contractual arrangements and management's best estimate for non-contractual amounts. Actual results could differ from those estimates.

     During the three months ended March 31, 2005, the Company recorded a credit of $5,726 in cost of goods sold as a result of the settlement of a patent dispute.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


2.   LONG-TERM DEBT:

     Amounts outstanding under the credit facilities are shown in the table below:

--------------------------------------------------------------------------------
                                                June 30,        December 31,
                                                  2005              2004
--------------------------------------------------------------------------------
Credit agreement:
Term loan A (a)                                $ 165,550         $ 181,050
Term loan D (b)                                  622,001           658,976
--------------------------------------------------------------------------------
                                                 787,551           840,026

Other long-term debt (c)                          14,868            18,317
--------------------------------------------------------------------------------
                                                 802,419           858,343

Less current portion                              71,865            71,509
--------------------------------------------------------------------------------
                                               $ 730,554         $ 786,834
================================================================================


     (a) Term loan A with an outstanding balance of $165,550 at June 30, 2005, is due on September 30, 2007, and bears an interest rate of LIBOR plus 250 basis points.

     (b) Term loan D with an outstanding balance of $622,001 at June 30, 2005, is due on September 30, 2009, and bears an interest rate of LIBOR plus 300 basis points.

     (c) Asset-backed financing: The Company has entered into asset-backed financing due in July 2007 with blended monthly principal and interest repayments over a three-year period, secured by certain capital assets, bearing interest at 5.49%.

     Future minimum repayments of long-term debt for the fiscal years ending December 31 are as follows:


     ---------------------------------------------------------------------------
     2005                                                         $ 24,212
     2006                                                          103,420
     2007                                                          117,492
     2008                                                           36,975
     2009                                                          520,320
     ---------------------------------------------------------------------------
                                                                  $802,419
     ===========================================================================


     The terms of the credit agreement require the Company to comply with certain financial and covenants over the term. As at December 31, 2004, and June 30, 2005, the Company was in compliance with all the terms of its credit agreement.

     The Company also made debt prepayments of $21,200 subsequent to the quarter ended June 30, 2005. Accordingly, the Company has fulfilled all outstanding amounts under the credit agreement for 2005.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


3.   CAPITAL STOCK:

     The following table summarizes information on capital stock and stock options at June 30, 2005:


     ---------------------------------------------------------------------------
                                             Outstanding         Exercisable
     ---------------------------------------------------------------------------
     Common shares                            57,270,424                  --
     Common share stock options                1,274,470           1,120,137
     ---------------------------------------------------------------------------


     (a) For the three and six months ended June 30, 2005, the Company issued 109,669 and 467,339 common shares to employees on the exercise of stock options for cash of $925 and $3,256 respectively. (Three months ended June 30, 2004 -- 280,264 common shares for cash of $1,786; six months ended June 30, 2004 -- 723,628 common shares for cash of $6,935.)

     (b) Stock-based compensation expense for the three and six months ended June 30, 2005, was $134 and $363 respectively (three months ended June 30, 2004 -- $486; six months ended June 30, 2004 -- $807) relating to the fair value of stock options granted since January 1, 2002. The offset to the stock-based compensation expense has been credited to contributed surplus.


4.   UNUSUAL ITEMS:

     During the first quarter of 2005, management formulated an exit plan to shut down an Ivy Hill printing facility located in Amityville, New York. The facility ceased production in April 2005. The exit plan was finalized in March 2005 and termination notices were given in April 2005 to all 102 employees. As a result, contractual severance and other employee-related costs amounting to $3,864 were recorded as an unusual item in the Company's Printing business segment in March 2005. Approximately $1,400 was paid during the quarter ended June 30, 2005, in connection with the closure of the facility, and the Company anticipates making the majority of the remaining employee-related payments by the end of fiscal 2005.


5.   PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS:

     For the three and six months ended June 30, 2005, the Company's 401(k) plan expense amounted to $1,983 and $4,189, respectively (three months ended June 30, 2004 -- $2,142; six months ended June 30, 2004 -- $4,473). For the three and six months ended June 30, 2005, the pension expense related to the Company's defined benefit plans amounted to $950 and $1,911, respectively (three months ended June 20, 2004 -- NIL; six months ended June 30, 2004 -- $977).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


6.   BASIC AND DILUTED EARNINGS PER SHARE:

     The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:


--------------------------------------------------------------------------------
                                     Three months ended       Six months ended
                                           June 30                 June 30
                                     -------------------     -------------------
                                      2005        2004         2005        2004
--------------------------------------------------------------------------------
Earnings available to common
  shareholders                       $ 4,584     $ 8,477     $ 8,659     $23,449

BASIC EARNINGS PER SHARE
Weighted average number of
  shares outstanding (000's)          57,195      56,600      57,027      56,376
Basic earnings per share             $  0.08     $  0.15     $  0.15     $  0.42

DILUTED EARNINGS PER SHARE
Weighted average number of
  shares outstanding (000's)          57,195      56,600      57,027      56,376

Dilutive effect of stock options         631         968         594       1,000
--------------------------------------------------------------------------------
Adjusted weighted average
  number of shares
  outstanding (000's)                 57,826      57,568      57,621      57,376
Diluted earnings per share           $  0.08     $  0.15     $  0.15     $  0.41
================================================================================

     For the three and six months ended June 30, 2005, and June 30, 2004, all stock options were included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares for the periods.



7.   INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS:

     The change in non-cash operating working capital was comprised of the following:


---------------------------------------------------------------------------------------
                                       Three months ended           Six months ended
                                             June 30                     June 30
                                     ----------------------      ----------------------
                                        2005          2004          2005         2004
---------------------------------------------------------------------------------------
Decrease (Increase) in accounts
  receivable                         $ 35,408      $(27,769)     $ 62,440      $(32,101)
Increase in income
  taxes recoverable                    (4,149)      (11,180)       (6,038)      (11,180)
Increase in inventories                (5,935)       (2,059)       (2,789)       (6,407)
Decrease (increase) in prepaid
  expenses                              3,269        (9,527)       12,794       (16,406)
(Decrease) increase in accounts
  payable and accrued liabilities      (7,348)       26,178      (104,615)       (2,667)
Decrease in income
  taxes payable                            --        (7,433)           --        (1,855)
---------------------------------------------------------------------------------------
                                     $ 21,245      $(31,790)     $(38,208)     $(70,616)
=======================================================================================

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


8.   SEGMENTED INFORMATION:

     The Company's reportable business segments are: Home Video replication/duplication, Audio/ROM replication/duplication, Printing and Distribution services.

     The Home Video replication/duplication segment manufactures DVDs and VHS video cassettes. The Audio/ROM replication/duplication segment manufactures CDs, CD-ROM and audiocassettes. The Printing segment provides design, printing and packaging services. The Distribution services segment distributes pre-recorded media products primarily on behalf of its customers. The Other segment includes merchandising sales.

     The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

8.   SEGMENTED INFORMATION (CONTINUED):

----------------------------------------------------------------------------------------------------------------
                                                                                THREE MONTHS ENDED JUNE 30, 2005
----------------------------------------------------------------------------------------------------------------
                               HOME VIDEO     AUDIO/ROM
                               REPLICATION/   REPLICATION/
INDUSTRY SEGMENTS:             DUPLICATION    DUPLICATION     PRINTING     DISTRIBUTION     OTHER         TOTAL
----------------------------------------------------------------------------------------------------------------
REVENUE FROM
  EXTERNAL CUSTOMERS           $222,600        $ 66,458      $ 50,528       $ 68,916      $ 41,084     $ 449,586
EARNINGS BEFORE
  INTEREST EXPENSE,
  INVESTMENT INCOME,
  UNUSUAL ITEMS AND
  INCOME TAXES                   27,320           1,164         2,420        (10,397)       (1,123)       19,384

TOTAL ASSETS                    943,064         281,552       182,896        291,969       174,055     1,873,536

AMORTIZATION OF
  CAPITAL ASSETS AND
  ASSETS UNDER CAPITAL
  LEASES                         26,407           4,859         2,145          4,997           579        38,987
AMORTIZATION OF
  INTANGIBLE ASSETS
  AND DEFERRED
  FINANCING FEES                 15,253             161         2,111             --            --        17,525

CAPITAL EXPENDITURES              6,868              47           683          1,393         5,863        14,854
================================================================================================================


----------------------------------------------------------------------------------------------------------------
                                                                                  SIX MONTHS ENDED JUNE 30, 2005
----------------------------------------------------------------------------------------------------------------
                               HOME VIDEO     AUDIO/ROM
                               REPLICATION/   REPLICATION/
INDUSTRY SEGMENTS:             DUPLICATION    DUPLICATION     PRINTING     DISTRIBUTION      OTHER        TOTAL
----------------------------------------------------------------------------------------------------------------
REVENUE FROM
  EXTERNAL CUSTOMERS            $453,875       $141,209        $102,380      $128,770      $ 77,170    $ 903,404
EARNINGS BEFORE
  INTEREST EXPENSE,
  INVESTMENT INCOME,
  UNUSUAL ITEMS AND
  INCOME TAXES                    52,627          6,033           6,792       (20,415)       (3,276)      41,761

TOTAL ASSETS                     943,064        281,552         182,896       291,969       174,055    1,873,536

AMORTIZATION OF
  CAPITAL ASSETS AND
  ASSETS UNDER CAPITAL
  LEASES                          52,007         10,032           4,308         9,658         1,119       77,124
AMORTIZATION OF
  INTANGIBLE ASSETS
  AND DEFERRED
  FINANCING FEES                  30,636            323           4,242            --            --       35,201

CAPITAL EXPENDITURES              23,096            398             753        17,950         5,943       48,140
================================================================================================================

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


8.   SEGMENTED INFORMATION (CONTINUED):

----------------------------------------------------------------------------------------------------------------
                                                                                Three months ended June 30, 2004
----------------------------------------------------------------------------------------------------------------
                               Home Video     Audio/ROM
                               replication/   replication/
Industry segments:             duplication    duplication     Printing    Distribution      Other         Total
----------------------------------------------------------------------------------------------------------------
Revenue from external
  customers                   $  213,961       $ 75,802       $ 48,192      $ 40,137      $ 47,319     $ 425,411
Earnings before interest
  expense, investment
  income, unusual
  items and income
  taxes                           32,788          3,582          1,983       (12,307)       (1,403)       24,643

Total assets                   1,031,218        365,338        193,680       191,553       229,960     2,011,749

Amortization of capital
  assets and assets               24,848          4,974          2,086         2,581           250        34,739
  under capital leases
Amortization of
  intangible assets and
  deferred financing
  fees                            15,359            165           2,166           --            --        17,690

Capital expenditures               9,615          1,910           2,278        3,971            --        17,774
================================================================================================================


----------------------------------------------------------------------------------------------------------------
                                                                                  Six months ended June 30, 2004
----------------------------------------------------------------------------------------------------------------
                               Home Video     Audio/ROM
                               replication/   replication/
Industry segments:             duplication    duplication     Printing    Distribution     Other         Total
----------------------------------------------------------------------------------------------------------------
Revenue from external
  customers                     $466,488       $146,444       $112,501       $70,976      $91,239       $887,648
Earnings before
  interest expense,
  investment income,
  unusual items and
  income taxes                    69,475          7,167          9,395       (21,261)      (4,798)        59,978

Total assets                   1,031,218        365,338        193,680       191,553      229,960      2,011,749

Amortization of capital
  assets and assets               47,370         11,647          4,051         4,529          542         68,139
  under capital leases
Amortization of
  intangible assets and
  deferred financing
  fees                            32,368            337          4,617            --           --         37,322

Capital expenditures              37,863          3,354          2,999         6,990        1,115         52,321
================================================================================================================

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


8.   SEGMENTED INFORMATION (CONTINUED):

     Revenue from external customers was comprised of the following:


--------------------------------------------------------------------------------
                               Three months ended           Six months ended
                                     June 30                     June 30
                             ----------------------      -----------------------
                               2005          2004          2005          2004
--------------------------------------------------------------------------------
DVD                          $219,415      $199,690      $443,569      $433,169
VHS                             3,185        14,271        10,306        33,319
AUDIO CD/CD-ROM                64,736        73,020       137,846       140,373
AUDIO CASSETTE                  1,722         2,782         3,363         6,071
PRINTING                       50,528        48,192       102,380       112,501
DISTRIBUTION                   68,916        40,137       128,770        70,976
MERCHANDISING                  36,428        44,254        67,212        77,974
OTHER                           4,656         3,065         9,958        13,265
--------------------------------------------------------------------------------
                             $449,586      $425,411      $903,404      $887,648
================================================================================














CINRAM INTERNATIONAL INC.
Corporate Head Office
2255 Markham Rd.
Toronto, ON
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612
www.cinram.com



                                     - 24 -